SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Company Release June 5, 2007 at 15:00

UPM ANNOUNCES 9 TO 12 MONTHS SHUTDOWN AT ITS MIRAMICHI MILL

WEAK US DOLLAR AND LOW US PRICES MAKE CANADIAN PRODUCTION UNPROFITABLE

UPM will close its Miramichi mill operations in August for up to one year. The paper mill is scheduled to close late in August for 9 to 12 months. The nearby groundwood mill will also shut down. About 600 employees will be impacted. The shutdown has a slightly positive impact on UPM’s operative result.

The Miramichi mill has two machines, producing lightweight coated paper, with an annual capacity of 450,000 tonnes. Despite best efforts, Miramichi has not been able to turn its exports to the U.S. profitable. The mill is suffering from unprecedented strength of the Canadian dollar. Also, market prices for the coated magazine paper have been decreasing in North America. Demand for magazine grades in North America has been stable, but globally, there continues to be overcapacity in magazine paper, suppressing the sales price.

In Europe, UPM has permanently ceased production of 530,000 tonnes of coated magazine paper during 2006-2007 to reduce the structural overcapacity and improve profitability of the business. The Voikkaa mill in Finland was permanently closed and a production line in Jämsänkoski, Finland, was converted to another business area. UPM also closed 150,000 tonnes of coated fine paper capacity at its Kymi mill, Finland last year.

“UPM’s target is to improve the long-term profitability of the coated paper business. With today’s decision, UPM leaves all options open for Miramichi. We will continue to explore solutions for Miramichi during the shutdown but realize that there needs to be material changes in the business environment for the mill to start up again,” said Jyrki Ovaska, President of UPM’s Magazine Paper Division.

“The Miramichi management and employees have succeeded in steadily improving the efficiency of the mill,” said Mr. Ovaska. “Unfortunately, their efforts could not overcome the challenges in the business environment.”

Mr. Ovaska said UPM’s North American magazine paper customers will continue to be served by the company’s other coated groundwood paper mills in North America and Europe during the Miramichi shutdown. A decision on restarting Miramichi will be made in 2008, based on market conditions.

For further information, please contact:

Sharon Pond, Communications Manager, UPM, North America, tel. +1 630 3862681

Jyrki Ovaska,

President, Magazine Papers Division, UPM, tel. +358 204 15 0564

Previous press releases and additional material related to UPM Miramichi mill are available on www.upm-kymmene.com => Media Relations => Press Kits => UPM Miramichi

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations